Exhibit 99.6

Engine Gaming and Media Announces the Appointment of Stu Porter to the Board of Directors

NEW YORK, NY – January 13, 2022 – Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports social gaming, influencer marketing, and next-generation media solutions company, today announced the appointment of highly respected private equity fund manager Stuart “Stu” Porter to its Board of Directors, effective January 17th.

“We are excited to have Stu join Engine’s board as an independent director,” said Tom Rogers, Engine’s Executive Chairman. “Stu is one of Engine’s largest investors who brings more than three decades of experience as a highly successful investor who will provide very valuable perspective for the Engine board. I have found Stu’s insights to be extremely helpful as we continue to navigate the public markets, and look forward to relying on his service as we continue to grow Engine’s various businesses.”

Lori Conkling is resigning as a director due to expanded responsibility at YouTube that presents a potential conflict of interest in terms of the areas she oversees. Conkling stated, “While my time on the Board was short in tenure, I remain a long-term champion of the company.”

About Stuart “Stu” Porter

Stu Porter founded Denham Capital in 2004 and is its Chief Executive Officer and Chief Investment Officer. Mr. Porter holds a Bachelor of Arts from the University of Michigan and a Master of Business Administration from the University of Chicago Booth School of Business.

Mr. Porter brings three plus decades of experience evaluating, investing and advising companies. Additionally, Mr. Porter has significant global experience, managing offices in London and Perth Australia for Denham Capital as well as deploying investment capital across more than 75 portfolio companies in Africa, Australasia, and North and South America. In Mr. Porter’s previous roles as a founding partner of Sowood Capital Management LP and Vice President and Portfolio Manager at Harvard Management Company, Inc., as well as roles at Bacon Investments, J. Aron, a division of Goldman Sachs, and Cargill, he oversaw both trading and investment portfolios in energy in both the public and private sectors.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The Company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (together, “forward-looking information”). Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by Engine or on its behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869